

SUPPL

24th December 2009
BP/AD-M1A/656

Bombay Stock Exchange Ltd.
Corporate Relationship Department
Rotunda Building, First Floor
New Trading Ring, P J Towers
Dalal Street
Mumbai 400 001




Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we wish to inform you that the Board of Directors of the Company will meet on 19th January 2010 to *inter alia* consider and take on record the audited financial results (standalone) for the quarter/nine months ended 31st December 2009.

Yours faithfully,
For The Tata Power Company Limited



(B J Shroff)
Vice-President & Company Secretary

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 6665 8282 Fax 91 22 6665 8801